June 12, 2013

VIA EDGAR & FAX

United States Securities and Exchange Commission
100 F Street, NE
Washington DC 20549-7010
Mail Stop 4561

Attn.: Kristi Marrone, Staff Accountant

Re:	Biocoral Inc. Form 10-K for the year ended December 31, 2011 000-23512

Ladies and Gentlemen:

We are responding to the additional comments of the Securities and Exchange Commission (the "Commission") to the Annual Report on Form 10-K for the year ended December 31, 2011 (the "2011 Annual Report") of Biocoral Inc. (the "Company") by letter dated May 7, 2013 to Mr. Nasser Nassiri, President.  In this regard, we have addressed the various issues raised in your letter to the best of the Company’s ability and have set forth below the Company’s responses. The responses correspond to the numbered items in the Commission's letter. For your convenience, we have also inserted each of your comments above the corresponding response.

Form 10-K for the Year Ended December 31, 2011

General

1.
Comment:

We note your response to comment 1 in our letter dated January 8, 2013. Please explain to us in detail how you determined that your 5 percent beneficial owners constituted affiliates for purposes of your determination that you are a smaller reporting company. Please refer to Exchange Act Rule 12b-2 for further guidance.

Response:

The Company, in its response to Comment 1 of the staff’s January 8 letter, did not intend to maintain that the managed portfolio companies and investment groups are actual affiliates within the definition set forth in Rule 12b-2, but rather that they should be treated as such for purposes of making the determination of the amount of the public float.  These shares cannot realistically be considered part of the public float because, due to the particular nature of their ownership, they are not actively traded nor are they part of the float in the DTC trading system.

2.	Comment:

Refer to the comment above. We further note that much of the information provided to your response does not appear consistent with information disclosed in your beneficial ownership tables in either your Forms 10-K for the years ended December 31, 2011 or December 31, 2010, both of which implied that you did not have any 5 percent or greater holders and that your officers and directors did not hold a significant amount of shares.

Please explain to us in detail when the shares referenced in your response were acquired and why they were not disclosed in your beneficial ownership tables.

Response:

As noted in response to Comment 1 above, the Company has determined that these holders are not 5 percent or greater beneficial holders for purposes of the beneficial ownership table.  The shares in question were acquired at different times and have been held by their nominee portfolio companies for several years in most cases. The Company has based its determination that these entities are not 5 percent or greater beneficial holders on information from the managed portfolio companies and investment groups indicating that they are not in fact the beneficial owners but hold only as nominees on behalf of their clients and none of whom are themselves 5 percent or greater beneficial holders

The Company does not have access to all information regarding these holdings and cannot say with certainty how many shares are held by which individuals or who these individuals are. This information is not disclosed to the Company by the managed portfolio companies and investment groups because of clients’ confidentiality concerns. However, as stated in response to Comment 1 above in the staff’s January 8 letter, the Company believes these shares should properly be excluded from the public float for purposes of determining whether the Company is a smaller reporting company.

Item 1. Description of Business,  page 3

3.	Comment:

We note your response to comment 2 in our letter dated January 8, 2013.    In future Exchange Act periodic filings, please revise to remove the terms “first generation of products” and “second generation of products” since these are the same products.

Response: The Company will revise the disclosure for future filings accordingly.

Note 3 – Summary of Significant Accounting Policies, page F-9

Patent Costs, Net, page F-11

4.
Comment:

We note your response to prior comment 3 in our letter dated January 8, 2013.  Please provide us with the following in relation to your assessment of the undiscounted expected cash flows related to your patents.:

•	Provide us with a detailed list of patents that includes a brief description, the carrying value, and the expiration date for each.

•
Tell us how you determined the grouped assets met the criteria in paragraphs 23 through 25 of ASC 360-10-35, as it appears that, as one example only, the litigation cash flows related to the autologous fibrin glue are a separate cash stream from the other patents

•	Tell us how you determined the remaining useful life of the asset group(s) under ASC 360-10-35 (i.e., which patent is the primary asset of the asset group).

•
Provide us with an assessment of expected cash flows that incorporates a probability-weighted approach for the possible outcomes of each of the two lawsuits including the possibility that the litigation will not be successful, and include expected legal expenses related to each possible outcome in your analysis.

•
Please tell us how you determined that it was appropriate to exclude Mr. Nassiri’s travel and salary expense from your impairment analysis, as it would appear that these expenses are directly associatesd with activities related to the patents.

Response:

Because of the cost of legal, accounting and auditing efforts, and the time involved, to justify non- impairment of the intangible asset, the Company has decided to write off all of the intangible assets effective with the issuance of the Form 10-K for the year ended December 31, 2012.

The undersigned, on behalf of the company, hereby  acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me with any further questions or comments regarding the foregoing or the Company’s disclosure.

Sincerely, BIOCORAL, INC.

	By:	/s/ Nasser Nassiri
Nasser Nassiri, CEO, Principal
Accounting Officer and Chairman
cc: Jonathan Wiggins, Staff Accountant